Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO APPOINTS NEW CHAIRMAN TO THE BOARD OF DIRECTORS

August 20, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) Genco announces that, Richard Hughes has been unanimously elected Chairman of the Board of Directors. Mr. Hughes takes over the Chairman position held jointly since June of 2008 by James Anderson and Robert Gardner.

Messrs Anderson and Gardner commented, "We believe that Genco’s Board has, over the last year, brought stability to the Company by cutting costs and raising needed capital. Genco has been working to complete a feasibility study for expanding La Guitarra mine. As the release of the feasibility study approaches, Genco has been receiving encouraging interest from other mining companies. To continue to move Genco forward and advance La Guitarra, we believe that Genco needs a Chairman who has been involved with and overseen large scale production projects, and has experience in mine finance and in negotiating joint venture agreements or mergers. Genco needs a Chairman who can impartially guide the choices that are the best for the Company and its shareholders. Richard Hughes is that Chairman."

Richard Hughes has more than 30 years of experience in the mining industry. As a geologist and mine financier Mr. Hughes has been associated with many success stories and world-class projects, and is best known for his prominent role in the discovery of one of the world's richest gold mines, the Golden Giant (Hemlo mine) in Ontario. He was also behind or instrumental in the discovery of the Belmoral, the Sleeping Giant and the Beaufor mines, each of which involved significant financings and/or high level negotiations with prominent mining companies. Mr. Hughes currently heads the Hughes Group of companies with headquarters in Vancouver and has been Board member of Genco since 2004.

Mr. Hughes commented, "I am pleased to be appointed Chairman of Genco’s Board. Genco’s La Guitarra property has a large number of new mineral targets to explore, plus existing production areas, and is located in Mexico, a great place to have a mine. Genco has a capable work force and all infrastructures in place. The existing mill and underground operation are great assets, and the property has major upside potential as an ongoing silver and gold producer. I look forward to working with the team of Directors and Management to develop Genco into a significant mining company."

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

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